SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

XLIT Ltd.

Catlin Insurance Company Ltd.

(Name of Subject Companies (Issuers))

XLIT Ltd.

(Name of Filing Person (Offeror))

XLIT Ltd. Fixed/Floating Rate Non-Cumulative Preference Ordinary Shares, Series D, liquidation amount
$1,000 plus declared and unpaid dividends per security
(the “Series D Preferred Shares”) CUSIP/ISIN No G98296109 / KYG982961099

XLIT Ltd. Fixed/Floating Perpetual Non-Cumulative Preference Ordinary Shares, Series E, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Series E Preference Shares”) CUSIP/ISIN No 98372P AJ7 / US98372PAJ75

Catlin Insurance Company Ltd. Fixed/Floating Non-Cumulative Perpetual Preferred Shares, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Catlin Preferred Shares”) CUSIP/ISIN No 149206 AA2 / 144A ISIN: US149206AA21; Reg S ISIN:
USG1970AAA28

(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Todd E. Freed, Esq.
Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$550,000,000.00	$63,745.00

*	Estimated solely for the purpose of computing the filing fee. This Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) relates to offers (the “Offers”) by XLIT Ltd. to purchase for up to $550,000,000.00 in cash (the “Aggregate Maximum Repurchase Amount”) issued and outstanding (a) Series D Preference Shares, (b) Series E Preference Shares and (c) Catlin Preferred Shares. This transaction valuation was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the amount of cash to be paid for the aforementioned securities.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017 equals $115.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement relates to the Offers by XLIT Ltd. to purchase in cash issued and outstanding Series E Preference Shares, Series D Preference Shares and Catlin Preferred Shares (collectively, the “Securities”), plus declared and unpaid dividends, in each case, on the terms and subject to a minimum tender condition, a financing condition and the other conditions set forth in this document, the Offer to Purchase (attached as Exhibit (a)(1)(A)) (the “Offer to Purchase”).

The information set forth in the Offer to Purchase is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “The Offers—Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer of the Series E Preference Shares and Series D Preference Shares is XLIT Ltd. (formerly XL Capital Ltd). The address of its principal executive offices is O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda. Its telephone number is (441) 292-8515.

The name of the issuer of the Catlin Preferred Shares is Catlin Insurance Company Ltd. The address of its principal executive offices is O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda. Its telephone number is (441) 292-8515.

(b) Securities.

As of June 7, 2017, there were 1,000,000 Series E Preference Shares ($1,000,000,000.00 aggregate liquidation preference), 350,000 Series D Preference Shares ($350,000,000.00 aggregate liquidation preference) and 600,000 Catlin Preferred Shares ($600,000,000.00 aggregate liquidation preference) outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase in the section entitled “The Offers—Historical Price Range of Securities” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is XLIT Ltd. The information set forth in Item 2(a) above is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offers—Certain Information Concerning the Offeror” is incorporated herein by reference.

XLIT Ltd. is an affiliate of Catlin Insurance Company Ltd. Catlin Insurance Company Ltd. is an indirect wholly-owned subsidiary, and XLIT Ltd. is a direct wholly-owned subsidiary, in each case, of XL Group Ltd (“XL Group”).

Pursuant to Instruction C to Schedule TO, the following persons are the directors of XLIT Ltd. XLIT Ltd. does not currently have any executive officers.

Name	Position
Derrick Irby	Class II Director
C. Stanley Lee	Class I Director
Stephen Robb	Class III Director
Mark Twite	Class II Director
Andreas Weber	Class II Director

The address and telephone number of each director and executive officer is: c/o XLIT Ltd., O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda, (441) 292-8515.

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Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offers—General,” “The Offers—Aggregate Maximum Repurchase Amount; Acceptance Priority Levels; Proration; 2045 Notes Offer,” “The Offers—Conditions of the Offers,” and “The Offers—U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Purchase in the section entitled “The Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

XLIT Ltd. has entered into the following agreements with respect to its own securities (which are filed as exhibits to this Tender Offer Statement):

Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Registration Statement on Form S-3 (No. 333-116245) filed on June 7, 2004 and incorporated herein by reference).

Second Supplemental Indenture, dated as of November 12, 2004, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on November 15, 2004 and incorporated herein by reference).

Third Supplemental Indenture, dated December 9, 2005, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.2 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on December 12, 2005 and incorporated herein by reference).

Fourth Supplemental Indenture, dated May 7, 2007, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on May 7, 2007 and incorporated herein by reference).

Indenture, dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on September 30, 2011 (No. 1-10804) and incorporated herein by reference).

First Supplemental Indenture, dated September 30, 2011, to the Indenture dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on September 30, 2011 and incorporated herein by reference).

Second Supplemental Indenture, dated November 21, 2013, to the Indenture, dated as of September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on November 21, 2013 and incorporated herein by reference).

Third Supplemental Indenture, dated July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

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Fourth Supplemental Indenture, dated as of August 3, 2016, among XL Group, (XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.1 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

Indenture, dated March 30, 2015, among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on March 30, 2015 (No. 1-10804) and incorporated herein by reference).

First Supplemental Indenture, dated March 30, 2015, to the Indenture dated March 30, 2015 among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

Second Supplemental Indenture, dated as of July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.3 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

Third Supplemental Indenture, dated as of August 3, 2016, among XL Group, XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

Replacement Capital Covenant, dated March 15, 2007 (filed as Exhibit 10.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 15, 2007 and incorporated herein by reference).

Termination of March 15, 2007 Replacement Capital Covenant, dated March 30, 2015(filed as Exhibit 4.6 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

Replacement Capital Covenant, dated March 30, 2015 (filed as Exhibit 4.7 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

XLIT Ltd. has not entered into any agreements with respect to the securities of Catlin Insurance Company Ltd.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offers—Purpose of the Offers” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offers—Purpose of the Offers” is incorporated herein by reference.

The Securities acquired pursuant to the Offers will be retired.

(c) Plans.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offers—Purpose of the Offers” is incorporated herein by reference.

Except for the Offers and the information set forth in the Offer to Purchase in the section entitled “The Offers—Conditions of the Offers—Financing Condition,” which is incorporated herein by reference, XLIT Ltd. does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

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Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offers—Source and Amount of Funds” is incorporated herein by reference. XLIT Ltd. would require a maximum of $550,000,000.00, plus an amount equal to accrued and unpaid dividends, to purchase the maximum number of Securities that may be tendered pursuant to the Offers.

(b) Conditions.

The information set forth in the Offer to Purchase in the sections entitled “The Offers—Source and Amount of Funds” and “The Offers—Conditions of the Offers” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offers—Source and Amount of Funds” and “The Offers—Conditions of the Offers” is incorporated herein by reference.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase in the section entitled “The Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “The Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offers—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

XLIT Ltd. is a direct, wholly-owned subsidiary of XL Group. The information set forth in XL Group’s annual report on Form 10-K for the year ended December 31, 2016 under the caption “Item 8. Financial Statements and Supplementary Data” and in XL Group’s quarterly report on Form 10-Q for the quarter ended March 31, 2017 under the caption “Item 1. Financial Statements” is incorporated herein by reference. XL Group’s filings are available over the internet at the Securities and Exchange Commission’s (the “SEC”) website www.sec.gov. The reports and other information XL Group files with the SEC are also available at XL Group’s website http://xlgroup.com/.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offers—Conditions of the Offers” and “The Offers—Legal Matters; Regulatory Approvals; Certain Considerations” is incorporated herein by reference.

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(b) Other Material Information.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 7, 2017.

(a)(1)(B)	Press release, dated June 7, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 7, 2017 and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Registration Statement on Form S-3 (No. 333-116245) filed on June 7, 2004 and incorporated herein by reference).

(d)(2)	Second Supplemental Indenture, dated as of November 12, 2004, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on November 15, 2004 and incorporated herein by reference).

(d)(3)	Third Supplemental Indenture, dated December 9, 2005, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.2 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on December 12, 2005 and incorporated herein by reference).

(d)(4)	Fourth Supplemental Indenture, dated May 7, 2007, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on May 7, 2007 and incorporated herein by reference).

(d)(5)	Indenture, dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on September 30, 2011 (No. 1-10804) and incorporated herein by reference).

(d)(6)	First Supplemental Indenture, dated September 30, 2011, to the Indenture dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on September 30, 2011 and incorporated herein by reference).

(d)(7)	Second Supplemental Indenture, dated November 21, 2013, to the Indenture, dated as of September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on November 21, 2013 and incorporated herein by reference).

(d)(8)	Third Supplemental Indenture, dated July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

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EXHIBIT NUMBER	EXHIBIT NAME
(d)(9)	Fourth Supplemental Indenture, dated as of August 3, 2016, among XL Group, (XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.1 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(10)	Indenture, dated March 30, 2015, among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on March 30, 2015 (No. 1-10804) and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated March 30, 2015, to the Indenture dated March 30, 2015 among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, dated as of July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.3 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

(d)(13)	Third Supplemental Indenture, dated as of August 3, 2016, among XL Group, XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated March 15, 2007 (filed as Exhibit 10.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 15, 2007 and incorporated herein by reference).

(d)(15)	Termination of March 15, 2007 Replacement Capital Covenant, dated March 30, 2015(filed as Exhibit 4.6 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(16)	Replacement Capital Covenant, dated March 30, 2015 (filed as Exhibit 4.7 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

XLIT Ltd.

By:	/s/ Andreas Weber
Name: Andreas Weber
Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 7, 2017.

(a)(1)(B)	Press release, dated June 7, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 7, 2017 and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Registration Statement on Form S-3 (No. 333-116245) filed on June 7, 2004 and incorporated herein by reference).

(d)(2)	Second Supplemental Indenture, dated as of November 12, 2004, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on November 15, 2004 and incorporated herein by reference).

(d)(3)	Third Supplemental Indenture, dated December 9, 2005, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.2 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on December 12, 2005 and incorporated herein by reference).

(d)(4)	Fourth Supplemental Indenture, dated May 7, 2007, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on May 7, 2007 and incorporated herein by reference).

(d)(5)	Indenture, dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on September 30, 2011 (No. 1-10804) and incorporated herein by reference).

(d)(6)	First Supplemental Indenture, dated September 30, 2011, to the Indenture dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on September 30, 2011 and incorporated herein by reference).

(d)(7)	Second Supplemental Indenture, dated November 21, 2013, to the Indenture, dated as of September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on November 21, 2013 and incorporated herein by reference).

(d)(8)	Third Supplemental Indenture, dated July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

EXHIBIT NUMBER	EXHIBIT NAME
(d)(9)	Fourth Supplemental Indenture, dated as of August 3, 2016, among XL Group, (XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.1 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(10)	Indenture, dated March 30, 2015, among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on March 30, 2015 (No. 1-10804) and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated March 30, 2015, to the Indenture dated March 30, 2015 among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, dated as of July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.3 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

(d)(13)	Third Supplemental Indenture, dated as of August 3, 2016, among XL Group, XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated March 15, 2007 (filed as Exhibit 10.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 15, 2007 and incorporated herein by reference).

(d)(15)	Termination of March 15, 2007 Replacement Capital Covenant, dated March 30, 2015(filed as Exhibit 4.6 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(16)	Replacement Capital Covenant, dated March 30, 2015 (filed as Exhibit 4.7 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.